Consent of Independent Registered Public Accounting Firm

Those charged with governance of Hartford Life Insurance Company Separate Account Twelve:

We consent to the use, in this Post-Effective Amendment No. 23 to Registration Statement No. 333-114401 on Form S-6 (the Registration Statement), of our report, dated April 30, 2018, with respect to the statements of assets and liabilities of Hartford Life Insurance Company Separate Account Twelve as of December 31, 2017, and the related statements of operations and changes in net assets and financial highlights for each of the years or periods in the three-year period then ended, each included herein. We also consent to the reference to our firm under the heading “Experts” in the General Information section.

/s/KPMG LLP

April 30, 2018